October 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Marion Graham

Mitchell Austin

Ryan Rohn

Stephen Krikorian

Re:	Rain Enhancement Technologies Holdco, Inc. Draft Registration Statement on Form S-4 Submitted August 28, 2024 CIK No. 0002028293

Ladies and Gentlemen:

On behalf of our clients, Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), we are writing to submit Holdco’s and RET’s joint responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 27, 2024 (the “Comment Letter”), with respect to the above-referenced draft registration statement on Form S-4 submitted on August 28, 2024 (the “Draft Registration Statement”).

Holdco and RET have filed via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects Holdco’s and RET’s responses to the comments contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Cover Page

1.	Please tell us whether you will be deemed to be a “controlled company” under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii) whether you intend to take advantage of these exemptions.

Response: Holdco and RET respectfully advise the Staff that Holdco will not be deemed to be a “controlled company” under the Nasdaq listing rules. There is no individual or group which will hold more than 50% of the voting power for the election of directors of Holdco following the Closing.

2.	Please ensure you describe briefly on the cover page any material financing transactions that have occurred since the initial public offering of Coliseum, the SPAC. For example, if material, please describe the convertible note issued by Coliseum to Berto, LLC, your sponsor. See Item 1604(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on the cover page of Amendment No. 1.

United States Securities and Exchange Commission

October 25, 2024

3.	We note that Coliseum Acquisition Sponsor, LLC, your previous sponsor, continues to hold shares of Coliseum and will receive shares of the combined company. Please provide the disclosures called for by Item 1604(a)(3) and (a)(4) of Regulation S-K for the previous sponsor here or advise. Additionally, for other disclosure requirements that call for disclosures about the sponsor, consider providing those disclosures for the previous sponsor as well. Lastly, advise whether Berto, LLC, the new sponsor, or Harry You are affiliates of or have other material relationships with the previous sponsor.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on the cover page and throughout Amendment No. 1. Holdco and RET respectfully advise the Staff that Berto, LLC and Harry You are not affiliates of and do not have any other material relationships with the Previous Sponsor, and disclosure to that effect has been added on page 26 of Amendment No. 1.

4.	We note that you discuss the dual class structure of the combined company within your discussion of the transaction structure. Please better highlight the dual class structure on your cover page, including a discussion of the voting rights of your Class A and Class B shares and disclosure of the total voting power that will be held by Class B shareholders. Additionally, please ensure you include risk factors highlighting material risks to the combined company and its shareholders resulting from this dual class structure.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on the cover page of Amendment No. 1.

Questions and Answers About the Business Combination, page 11

5.	Please provide Coliseum's reasons for the structure and timing of the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 16-17 of Amendment No. 1.

Who are the Previous Sponsor, the New Sponsor, and Sponsor Affiliate?, page 23

6.	Expand your disclosure regarding Harry You’s material roles and responsibilities in directing and managing the SPAC’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 26-27 of Amendment No. 1.

What underwriting fees are payable in connection with the Business Combination?, page 34

7.	Please revise here to clarify that Stifel resigned. Also, here or elsewhere, clarify whether Stifel provided a resignation letter to Coliseum and/or a Section 11(b) notice to the Commission and provide a summary of any such letter or notice, including a description of the specific roles from which Stifel resigned.

Response: Holdco and RET respectfully advise the Staff that Stifel did not provide a resignation letter to Coliseum and did not file a Section 11(b) notice with the Commission. On June 12, 2023, in connection with the Transfer Transaction, Stifel agreed to waive its entitlement to the payment of the deferred compensation due to it in connection with underwriting Coliseum’s IPO. Stifel’s only role with Coliseum was as underwriter of Coliseum’s IPO. The services of Stifel as underwriter of the IPO were complete. Stifel did not have any continuing role following the completion of the IPO. Stifel did not participate in any aspect of the Business Combination and Coliseum and the New Sponsor have no other contractual relationship with Stifel. Holdco and RET have clarified the disclosure on pages 38, 128-129, 203 and 276 of Amendment No. 1.

United States Securities and Exchange Commission

October 25, 2024

Redemption Rights, page 67

8.	We note that Coliseum has had several extension votes to date with the most recent occurring in September 2024. Please revise here to clarify whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination. Additionally, please provide a table summarizing the number of public shares that have been redeemed at each of these extension votes, the total number of public shares that remain unredeemed and the total amount of funds that remain in the trust account.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 72-73 and 140-141 of Amendment No. 1.

9.	We note that you provide additional information on redemption rights, such as whether shareholders can redeem regardless of whether they abstain, vote for or vote against the proposed business combination, in the Questions and Answers on pages 29-32. Please cross-reference these Q&As here and in your discussion of redemption rights on pages 131-132.

Response: In response to the Staff’s comment, Holdco and RET have added cross references to such Q&As on pages 72 and 140 of Amendment No. 1.

10.	Revise to include the actual and potential impact of redemptions on the per share value of the public shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff's comment, Holdco and RET have revised the disclosure on pages 23, 71, and 140 of Amendment No. 1.

Coliseum's ability to complete the Business Combination with RET may be impacted if..., page 107

11.	You disclose here that the "parties have determined that RET is not a TID U.S. business . . . and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination." Please revise to include a definition of TID U.S. business, clarify how the parties made this determination, clarify whether legal counsel opined on this matter and discuss any material risks related to this determination.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on page 114 of Amendment No. 1.

The Business Combination, page 138

12.	Here and in the appropriate section of your MD&A, please revise to disclose the anticipated liquidity position of the combined company following the de-SPAC, including the amount of cash on hand it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 199 and 296-297 of Amendment No. 1.

United States Securities and Exchange Commission

October 25, 2024

Valuation Analysis, page 176

13.	We note that Coliseum's financial advisor, Needham, assisted Coliseum's management in conducting a valuation analysis of RET and that the Coliseum board and transaction committee used this analysis in evaluating whether to approve the business combination. We also note your disclosure that neither the Coliseum board nor transaction committee obtained a fairness opinion. Please revise to further describe the role of the financial advisor in the de-SPAC transaction, including the level of diligence that the financial advisor performed in connection the transaction. Additionally, while we note that a fairness opinion was not obtained from Needham, it appears the data and analyses provided by Needham still constitutes a report, opinion, or appraisal from an outside party materially relating to the approval of the de-SPAC transaction. Please revise to provide the disclosures required by Item 1607 of Regulation S-K or tell us why you believe this is not required. Lastly, where you discuss the assistance Needham provided to Coliseum management with its valuation of RET, such as on your cover page, clarify that a fairness opinion was not obtained from Needham.

Response: Holdco and RET respectfully advise the Staff that, following the submission of the Draft Registration Statement, the Transaction Committee of the Coliseum Board of Directors engaged Needham to provide an opinion, and on September 17, 2024, Needham provided such opinion, as to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and each of their affiliates) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement. Such fairness opinion has been filed as Annex J to Amendment No. 1 and the disclosures required by Item 1607 of Regulation S-K have been added on pages 190-193 of Amendment No. 1.

Projected Revenue, page 179

14.	You state here that RET affirmed to Coliseum that the June Projections reflect the view of RET management about its future performance as of July 3, 2024. Please ensure you update this to disclose whether the projections continue to reflect the view of RET's management as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. See Item 1609(c) of Regulation S-K.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on page 193 of Amendment No. 1.

15.	We note your disclosure on page 180 that RET does not have any operating history, has not yet generated any revenue, and has not entered into any binding agreements with clients for the purchase of its products or services. We also note the tables on pages 180-181 that project revenue and 1 client for fiscal year 2024. Please revise these discussions to highlight whether you have generated any revenue or entered into any binding agreements with clients at this time.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 195 and 197 of Amendment No. 1.

Interests of Coliseum’s New Sponsor, Directors and Officers in the Business Combination, page 188

16.	In addition to your existing disclosures, disclose any material fiduciary or contractual obligations to other entities held by Harry You, the SPAC sponsor or the SPAC's officers or directors. Refer to Item 1605(d) of Regulation S-K.

Response: Holdco and RET respectfully note for the Staff that such disclosure appeared on page 251 of the Draft Registration Statement. Holdco and RET have added a cross-reference to such existing disclosure on pages 41, 120 and 207 of Amendment No. 1.

United States Securities and Exchange Commission

October 25, 2024

Unaudited Pro Forma Combined Balance Sheet, page 216

17.	Please identify the Transaction Accounting Adjustments under Assuming 50% Redemptions and Assuming Max Redemptions as “Additional.”

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 234-235 of Amendment No. 1.

18.	Please describe the terms and commitments to provide additional loans from related parties to cover transaction costs as noted in adjustment (k). Please indicate the interest rate and expense associated with the loans.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on page 239 of Amendment No. 1 and note that transaction adjustment (k) has been re-numbered as transaction adjustment (l) on such page.

Dilution, page 222

19.	Please revise to identify the Net Tangible Book Value amount as not being a Deficit. If there is a Deficit, please properly identify the amounts as a negative. Please revise.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 241-242 of Amendment No. 1.

20.	Please revise the title or line items in the tables on page 222 and 227 to title or describe the adjusted amounts as the “net tangible book value per share, as adjusted” and not as a “pro forma” measure, which could mislead investors since target company assets are not included in the calculation. See footnote 291 of SEC Release No. 33-11265. An objective of the dilution disclosure required by Item 1604(c) is to depict the amount of net assets that the SPAC will contribute to the post-combination entity. In this regard, consider revising your statement on your page 227 stating that the table shows the net tangible book value after the Business Combination.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 241-242 of Amendment No. 1.

21.	Please consider combining the Dilution Table on page 222 with your pro forma net tangible book value table on page 227 to present the dilution calculation. The table must show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted. In addition, the net tangible book value, unadjusted, (i.e., -2,569,901) should equal the net assets of the SPAC that excludes the redeemable common stock classified as temporary equity. Further, the Dilution Table or the pro forma net tangible book value table will show the amount that is being reclassified from the trust account or temporary equity into the permanent equity of the company in order to calculate the net tangible book value per share, as adjusted.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 241-242 of Amendment No. 1 to present the Dilution Table with the pro forma net tangible book value on a combined basis. The revised disclosure reports the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.

The net unadjusted historical tangible book value of Coliseum, after giving pro forma effect to the redemptions that occurred in September 2024, equals total tangible assets of Coliseum less total liabilities of Coliseum. This calculated amount includes the amounts in the Trust Account that are contingently subject to redemption at the option of the Public Shareholders. Coliseum has not excluded the carrying value of Coliseum’s temporary equity from its unadjusted net tangible book value, as doing so would be the same as excluding the Trust Account balance from total assets. The carrying value of Coliseum’s Class A Ordinary Shares classified as temporary equity is not a liability. The exclusion of all or portions of the carrying value of Coliseum’s Class A Ordinary Shares is reflected in the various pro forma redemption scenarios in Amendment No. 1 (i.e., the ‘as adjusted’ net tangible book value per share disclosures).

United States Securities and Exchange Commission

October 25, 2024

22.	On page 225, you provide that the information in the dilution table is “based on a number of assumptions.” Outside of the table, please describe the assumptions in further detail and describe any models, methods, estimates and parameters to understand the tabular disclosure. Refer to Regulation S-K Item 1604(c)(2).

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on page 245 of Amendment No. 1.

23.	We note that the table does not include 75% and 100% redemption scenarios as they would result in 25% or no funds left in the trust account. Please revise to disclose whether these scenarios would likely result in a failure to satisfy the minimum cash condition of the business combination agreement and an inability to proceed with the consummation of the business combination.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 241-248 of Amendment No. 1.

Information About RET

RET's Management Team and Board, page 258

24.	With respect to RET's current management team and board, please revise to disclose the current directors and officers of RET. Please ensure this discussion confirms when Christopher Riley became CEO of RET. In this regard, disclosure on page 169 states that RET engaged Mr. Riley as CEO on January 25, 2024 while disclosure on page 279 could be read to state that Mr. Riley will not become the CEO of RET until after the business combination. Additionally, we note that Mr. Riley is not currently included as a signatory on RET's signature page. Please advise whether he intends to sign the registration statement, and if not, tell us why you believe his signature is not required.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 179, 182, 184, 279, and 301 of Amendment No. 1 and have included Mr. Riley as a signatory on RET’s signature page to Amendment No. 1.

Use of Proceeds, page 266

25.	Please revise to disclose here, or elsewhere as applicable, RET's current plans for the funds to be received as a result of the Business Combination. Without limitation, the disclosure should specify the amounts that are planned to be allocated to support the development and organic growth of its ionization rainfall generation platform or other initiatives.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 199 and 296-297 of Amendment No. 1.

United States Securities and Exchange Commission

October 25, 2024

Description of Holdco's Securities, page 286

26.	You state here that the dual class structure will terminate earlier than five years “in certain circumstances.” Please revise to summarize these circumstances here.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on page 308 of Amendment No. 1.

Notes to Financial Statements

Note 2—Summary of Significant Accounting Policies

Income Taxes, page F-33

27.	Please disclose the nature of your franchise tax that is currently presented in your statement of operations. Refer to ASC 740-10-15-4. In addition, revise to provide the disclosures required by ASC 740-10-50 if material.

Response: Holdco and RET respectfully advise the Staff that RET was initially incorporated in Delaware on November 10, 2022, and on April 4, 2024, RET was re-domesticated to Massachusetts. During the year ended December 31, 2023 and for the period from November 10, 2022 (inception) through December 31, 2022, which are the periods covered by the audited financial statements included in the Draft Registration Statement, RET was a Delaware corporation. Delaware imposes a franchise tax that is based on authorized shares or on assumed par and non-par capital, whichever yields a lower result. Neither method is based on income of RET. Under the authorized shares method, each share is taxed at a graduated rate based on the number of authorized shares. During the year ended December 31, 2023 and for the period from November 10, 2022 (inception) through December 31, 2022, RET incurred $225 in each period for Delaware franchise tax, determined using the authorized shares method. ASC 740 does not apply to franchise (or similar) taxes based on capital or a non-income-based amount as long as there is no aspect of the tax based on income. RET has concluded that the amount of franchise taxes are immaterial and that it was calculated using authorized shares method. Thus, it is excluded from the required disclosure under ASC 740.

RET has included the income tax disclosures required by ASC 740-10-50 in Amendment No. 1, beginning on page F-41.

Equipment, page F-36

28.	Tell us and revise to disclose your research and development expense policy. Refer to ASC 730-10-50-1. In this regard, please clarify why you have no research and development expense recognized while you have developed your equipment and your technology.

Response: Holdco and RET respectfully advise the Staff that RET has not incurred any research and development expenses to-date. RET has not developed its technology, RET has licensed rights under certain patents and designs for weather modification and rainfall ionization equipment totaling $116,750. The acquired licenses are for market-ready technology and designs and, therefore, do not represent in-process research and development costs. As disclosed in Note 4 – Intangible Assets, RET capitalized its license acquisition costs as finite-lived intangible assets.

RET expects to enhance and upgrade its initial rainfall generation-related products and equipment in the future and will recognize such costs as research and development expenses if they are within the scope of ASC 730. RET will disclose its research and development expense policy when it begins to incur any material amount of research and development expenses.

United States Securities and Exchange Commission

October 25, 2024

Intangible Assets, page F-36

29.	Please revise to disclose your impairment loss policy for both types of intangible assets. Refer to ASC 350-30-35-14 and 35-18.

Response: Holdco and RET respectfully advise the Staff that RET currently has only one type of intangible asset – finite-lived intangibles, which include acquired licenses for market-ready technology and designs of weather modification and rainfall ionization equipment. RET has revised its Intangible Assets policy disclosure in Note 3—Summary of Significant Accounting Policies of the Notes to the Financial Statements to include a description of RET’s impairment policy for its finite-lived intangible assets. RET has not disclosed an impairment policy for indefinite lived intangible assets as RET does not have any such assets.

General

30.	We note references to the Holdco as both "Rain Enhancement Technologies Holdco, Inc." and "Rain Enhancement Technologies Holdings, Inc." Please revise for consistency throughout.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure throughout Amendment No. 1 to refer to Holdco as “Rain Enhancement Technologies Holdco, Inc.”

* * *

United States Securities and Exchange Commission

October 25, 2024

Please do not hesitate to contact Stephen Doyle of TCF Law Group, PLLC at (617) 275-8080 or SDoyle@tcflaw.com with any questions or comments regarding this letter.

Sincerely,

/s/ TCF Law Group, PLLC

cc:	Paul Dacier, President

Harry You, Coliseum Acquisition Corp.
Joel Rubinstein, White & Case LLP